Exhibit 4

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months ended July 31, 2021 and 2020

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company's management and the Company’s independent auditors have not performed a review of these interim financial statements.

Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited - Expressed in United States Dollars

	July 31, 2021	October 31, 2020
ASSETS
Current assets
Cash	$663,807	$217,788
Accounts receivable (Note 21)	642,758	172,121
Biological assets (Note 4)	1,532,051	250,690
Inventory (Note 5)	1,465,859	1,124,360
Prepaid expenses and other assets	310,766	69,816
Total current assets	$4,615,241	$1,834,775
Marketable securities (Note 6)	775,966	585,035
Other investments (Note 8)	750,000	187,812
Property and equipment (Note 11)	4,457,096	1,151,799
Intangible assets and goodwill (Note 12)	399,338	4,997
TOTAL ASSETS	$10,997,641	$3,764,418
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,387,488	$1,059,971
Current portion of lease liabilities (Note 10)	386,941	100,277
Current portion of long-term debt (Note 13)	490,921	46,099
Business acquisition consideration payable (Note 7)	364,537	-
Interest payable (Note 13)	10,000	9,367
Derivative liabilities (Note 14)	-	583,390
Unearned revenue	8,000	-
Income tax (Note 7)	117,500	-
Total current liabilities	$2,765,387	$1,799,104
Accrued liabilities (Note 9)	123,413	389,816
Lease liabilities (Note 10)	1,052,079	16,630
Long-term debt (Note 13)	1,107,534	753,715
Convertible debentures (Note 14)	-	1,739,678
Deferred rent	-	10,494
TOTAL LIABILITIES	$5,048,413	$4,709,437
EQUITY
Share capital (Note 15)	$20,540,357	$14,424,341
Shares issuable (Note 7)	35,806	-
Contributed surplus (Notes 16, 17)	6,343,149	4,070,264
Accumulated other comprehensive income (loss)	(97,179)	(12,197)
Accumulated deficit	(21,784,049)	(19,394,044)
Equity attributable to shareholders	$5,038,084	$(911,636)
Non-controlling interest (Notes 25)	911,144	(33,383)
TOTAL EQUITY	$5,949,228	$(945,019)
TOTAL LIABILITIES AND EQUITY	$10,997,641	$3,764,418

Going Concern (Note 2)

Subsequent Events (Note 26)

Approved on behalf of the Board of Directors:

Signed "J. Obie Strickler", Director	Signed "Stephen Gledhill", Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

Unaudited - Expressed in United States Dollars

	Three months ended July 31,		Nine months ended July 31,
	2021	2020	2021	2020
Revenue
Product sales	3,028,991	903,994	5,274,543	3,182,902
Service revenue	-	-	344,055	-
Total revenue	3,028,991	903,994	5,618,598	3,182,902
Cost of goods sold
Cost of finished cannabis inventory sold (Note 5)	(1,239,200)	(475,982)	(2,584,832)	(1,817,480)
Cost of service revenues	-	-	(154,353)	-
Gross profit, excluding fair value items	1,789,791	428,012	2,879,413	1,365,422
Realized fair value amounts in inventory sold	(198,540)	(626,522)	(387,600)	(1,471,821)
Unrealized fair value gain loss on growth of biological assets (Note 4)	649,907	770,724	496,855	1,425,228
Gross profit	2,241,158	572,214	2,988,668	1,318,829
Expenses
Accretion expense	187,493	321,875	801,929	461,415
Amortization of intangible assets	-	5,980	4,997	20,620
Amortization of property & equipment (Note 11)	55,610	61,958	134,311	173,687
General and administrative (Note 22)	1,216,980	549,350	2,659,638	1,814,319
Share-based compensation	65,543	329,014	201,553	320,852
Total expenses	1,525,626	1,268,177	3,802,428	2,790,893
Gain (loss) from operations	715,532	(695,963)	(813,760)	(1,472,064)
Other income and (expense)
Interest expense	(48,828)	(96,881)	(93,716)	(258,472)
Other income	3,977	125,860	(18,342)	235,860
Gain on disposal of subsidiary	-	1,574	-	1,574
Loss on debt restructure	-	(462,213)	-	(462,213)
Gain on derecognition of derivative liability	-	244,572	-	244,572
Gain on debt settlement	53	23,939	131,673	23,939
Loss on settlement of non-controlling interest	-	-	(189,816)	-
Unrealized gain on marketable securities	(422,867)	69,064	133,241	(558,223)
Unrealized loss on derivative liability (Note 14)	-	-	(1,258,996)	-
Gain (loss) on disposal of property and equipment	(7,573)	(4,024)	(7,573)	10,940
Net income (loss)	240,294	(794,072)	(2,117,289)	(2,234,087)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation	(11,701)	(3,420)	(84,982)	(110,145)
Total comprehensive income (loss)	228,593	(797,492)	(2,202,271)	(2,344,232)
Gain (loss) per share attributable to owners of the parent - basic	-	(0.01)	(0.02)	(0.02)
Weighted average shares outstanding - basic	155,218,887	104,821,009	127,917,272	90,596,827
Gain (loss) per share attributable to owners of the parent – diluted	-	(0.01)	(0.02)	(0.02)
Weighted average shares outstanding - basic	163,249,739	104,821,009	127,917,272	90,596,827
Net income (loss) for the period attributable to:
Non-controlling interest	283,126	708	272,716	(36,441)
Shareholders	(42,832)	(794,780)	(2,390,005)	(2,197,646)
Net income (loss)	240,294	(794,072)	(2,117,289)	(2,234,087)
Comprehensive loss for the period attributable to:
Non-controlling interest	283,126	708	272,716	(36,441)
Shareholders	(54,533)	(798,200)	(2,474,987)	(2,307,791)
Total comprehensive income (loss)	228,593	(797,492)	(2,202,271)	(2,344,232)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders' Deficit

Unaudited - Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
Balance - October 31, 2020	107,782,397	$14,424,341	$-	$4,070,264	$(12,197)	$(19,394,044)	$(33,383)	$(945,019)
Shares issued for employment, director, & consulting services (Note 15.1)	534,294	95,294	-	-	-	-	-	95,294
Shares issued pursuant to private placement (Notes 15.2)	10,231,784	1,225,000	-	-	-	-	-	1,225,000
Expenses of non-brokered private placement (Note 15.2)	-	(15,148)	-	-	-	-	-	(15,148)
Shares issued to extend payment due date (Note 15.3)	25,000	2,103	-	-	-	-	-	2,103
Shares payments towards acquisition of Golden Harvests and extend due date (Note 7, Note 15.5)	600,000	107,461	-	-	-	-	-	107,461
Shares issuable for consideration for acquisition of Golden Harvests (Note 7)	-	-	35,806	-	-	-	-	35,806
Shares issued to partner creditor (Note 15.4)	400,000	36,310	-	-	-	-	-	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants (Notes 15.6, 16)	23,162,579	3,738,564	-	-	-	-	-	3,738,564
Expenses of brokered private placement of Special Warrants (Note 15.6)	-	(444,396)	-	-	-	-	-	(444,396)
Broker and advisory warrants issued pursuant to Special Warrant financing (Notes 15.6, 16.1)	-	(210,278)	-	210,278	-	-	-	-
Settlement of convertible debentures for cash and common shares (Note 15.7)	10,488,884	916,290		1,883,731	-	-	-	2,800,021
Issuance of non-controlling interest in subsidiary for cash (Note 25.4)	-	-	-	(475,000)	-	-	475,000	-
Purchase of non-controlling interest in subsidiary (Note 25.4)	3,711,938	664,816		475,000	-	-	(475,000)	664,816
Change in ownership interests in subsidiaries	-	-	-	-	-	-	671,812	671,812
Stock option vesting expense	-	-	-	178,876	-	-	-	178,876
Currency translation adjustment	-	-	-	-	(84,982)	-	-	(84,982)
Net loss	-	-	-	-	-	(2,390,005)	272,716	(2,117,289)
Balance - July 31, 2021	156,936,876	$20,540,357	$35,806	$6,343,149	$(97,179)	$(21,784,049)	$911,144	$5,949,228

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders' Deficit

Unaudited - Expressed in United States Dollars

	Number of common shares	Share capital	Subscriptions payable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
Balance at October 31, 2019	73,219,916	$12,647,930	$5,136	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)
Common units issued pursuant to private placement (Note 15.8)	15,000,000	733,434	-	350,901	-	-	-	1,084,335
Share issuance costs	-	(11,508)	-	(5,083)	-	-	-	(16,591)
Common units issued pursuant to share swap (Note 15.8)	15,000,000	1,121,848	-	-	-	-	-	1,121,848
Common shares issued for compensation (Note 15.9)	684,386	55,106	-	-	-	-	-	55,106
Common shares issued for services (Note 15.10)	2,300,000	163,543	-	-	-	-	-	163,543
Common shares issued for investment (Note 15.11)	200,000	12,812	-	-	-	-	-	12,812
Conversion of debt into common shares (Note 15.12)	238,095	37,733	-	-	-	-	-	37,733
Issuances pursuant to convertible agreements (Note 15.12)	115,000	9,746	-	424,645	-	-	-	434,391
Stock option grants	-	-	-	183,368	-	-	-	183,368
Elimination of non-controlling interest of subsidiary sold	-	-	-	-	-	-	22,128	22,128
Currency translation adjustment	-	-	-	-	(110,145)	-	-	(110,145)
Net loss	-	-	-	-	-	(2,197,646)	(36,441)	(2,234,087)
Balance at July 31, 2020	106,757,397	$14,770,644	$5,136	$3,844,266	$11,775	$(19,310,251)	$5,225	$(673,205)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Cash Flow Statements

Unaudited - Expressed in United States Dollars

	Nine months ended July 31,
Cash provided by (used in)	2021	2020
Operating activities
Net loss	$(2,117,289)	$(2,234,087)
Adjustments for non-cash items in net loss
Amortization of property and equipment	134,311	173,687
Amortization of property and equipment include in costs of inventory sold	592,422	351,822
Amortization of intangible assets	4,997	20,620
Unrealized gain on changes in fair value of biological assets	(496,855)	(1,425,228)
Changes in fair value of inventory sold	387,600	1,471,821
Share-based compensation	131,604	218,648
Stock option expense	178,876	157,309
Accretion expense	801,929	461,415
Gain on liability settlement	-	(23,939)
Gain on disposal of property & equipment	7,573	10,940
Loss from debt restructuring	-	462,213
Unrealized gain on marketable securities	(133,241)	558,223
Gain on derecognition of derivative liability	-	(244,572)
Loss on fair value of derivative liability	1,258,996	-
Loss on acquisition of non-controlling interest paid in shares	189,816	-
Effects of foreign exchange	3,701	(110,145)
	$944,440	$(151,273)
Changes in non-cash working capital (Note 18)	(1,845,152)	63,697
Net cash provided by operating activities	$(900,712)	$(87,576)

Investing activities
Purchase of property and equipment	$(1,538,851)	$(514,824)
Net cash acquired (Note 7)	76,128	-
Other investment	(750,000)	(150,000)
Receipt from sale of subsidiary	-	85,000
Loss on sale of subsidiary	-	(62,872)
Net cash used in investing activities	$(2,212,723)	$(642,696)

Financing activities
Third party investment in subsidiary	$475,000	$-
Proceeds from long-term debt	525,000	615,000
Proceeds from private placement	1,225,000	1,067,745
Proceeds from brokered private placement	3,738,564	-
Payment of equity and debenture issuance costs	(459,544)	-
Repayment of long-term debt	(371,040)	(178,480)
Repayment of convertible debentures	(1,312,722)	-
Proceeds of subscription receipts	-	-
Payments of lease principal	(260,804)	(257,567)
Net cash provided by financing activities	$3,559,454	$1,246,698

Change in cash	$446,019	$516,426
Cash balance, beginning	$217,788	$74,926
Cash balance, ending	$663,807	$591,352

Supplemental cash flow disclosures (Note 19)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information

These unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2021 and 2020 (the “Financial Statements”), include the accounts of Grown Rogue International Inc. (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 40 King St W Suite 5800, Toronto, Ontario, M5H 3S1.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	0% (Note 1.1)
Golden Harvests, LLC	60% by Canopy Management, LLC

1.1	The Company, through its subsidiary, entered into an option to acquire an 87% controlling interest in Canopy Management LLC (“Canopy”), which held an option to acquire a 60% controlling interest in Golden Harvests, LLC (Note 7) which was exercised on May 1, 2021. Canopy is majority owned by the Company’s CEO, who is prohibited from omitting or taking certain actions where to do so would be contrary to the economic benefits which the Company expects to derive from the aforementioned options and the investments in the underlying businesses. The Company includes Canopy in the consolidated financial results and has allocated its net loss to net loss attributable to non-controlling interest.

GRIN is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

2.	Basis of Presentation

Statement of Compliance and Going Concern

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 - Interim Financial Reporting, applicable to a going concern, which contemplates the realization of assets and liabilities in the normal course of business as they become due.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. For the nine months ended July 31, 2021, the Company incurred a net loss of approximately $2.1 million, and as of that date, the Company's accumulated deficit was approximately $21.8 million. These conditions have resulted in material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these Financial Statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

These Financial Statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our annual consolidated financial statements for the year ended October 31, 2020. These unaudited condensed interim financial statements were authorized for issuance by the Board of Directors on September 29, 2021.

Basis of Measurement

These Financial Statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

Functional and Presentation Currency

The Company's functional currency is the Canadian dollar and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These Financial Statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statements of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these Financial Statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company's operations during the nine months ended July 31, 2021, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, the United States and other countries to fight the virus. While the extent of the impact is unknown, it remains possible that this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business, results of operations and financial condition. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business.

3.	Significant Accounting Policies and Significant Judgements

The preparation of these Financial Statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. Areas that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 4 of the Company’s consolidated financial statements for the year ended October 31, 2020. The accounting policies applied in these Financial Statements are consistent with those used in the Company’s consolidated financial statements for the year ended October 31, 2020.

3.1	Business combinations

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to changed. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Management exercises judgment in determining the entities that it controls for consolidation and associated non-controlling interests. For financial reporting purposes, an entity is considered controlled when the Company has power over an entity and its ability to affect its economic return from the entity. The Company has power over an entity when it has existing rights that give it the ability to direct the relevant activities which can significantly affect the investee’s returns. Such power can result from contractual arrangements. However, certain contractual arrangements contain rights that are designed to protect the Company’s interest, without direct equity ownership in the entity, in which case non-controlling interests are recognized.

3.2	Intangible assets and goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives.

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the cannabis operating segment and the U.S. cannabis and hemp-derived market CGU. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGUs’ assets are determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill, and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

4.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement at fair value less costs to sell (“FVLCTS”). Changes in the carrying amounts of biological assets for the nine months ended July 31, 2021 are as follows:

	July 31, 2021	October 31, 2020
Beginning balance	$250,690	$156,589
Purchased cannabis plants	1,792,963	724,878
Allocation of operational overhead	1,215,191	1,130,712
Change in FVLCTS due to biological transformation	496,855	1,515,492
Transferred to inventory upon harvest	(2,223,648)	(3,276,981)
Ending balance	$1,532,051	$250,690

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest
-	Estimated selling price per pound
-	Expected yield from the cannabis plants
-	Estimated stage of growth – the Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	July 31, 2021	October 31, 2020	July 31, 2021	October 31, 2020
Estimated selling price per (pound)	$790	$1,123	$342,442	$48,720
Estimated stage of growth	31%	63%	$273,356	$38,104
Estimated flower yield per harvest (pound)	1,924	216	$273,356	$38,104

Pg 11 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

5.	Inventory

The Company's inventory composition is as follows:

	July 31, 2021	October 31, 2020
Raw materials	$27,993	$8,588
Work in process	858,522	919,464
Finished goods	579,344	196,308
Ending balance	$1,465,859	$1,124,360

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the nine months ended July 31, 2021, was $2,584,832 (2020 - $1,817,480). The cost of inventories included as an expense and included in cost of goods sold for the three months ended July 31, 2021, was $1,239,200 (2020 - $475,982). For the nine months ended July 31, 2021, $592,422 in property and equipment amortization costs were included in cost of finished cannabis inventory sold (2020 – $351,822). For the three months ended July 31, 2021, $186,149 in property and equipment amortization costs were included in cost of finished cannabis inventory sold (2020 – $115,331).

6.	Marketable Securities

During the year ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. The Company does not have control or significant influence over PBIC and has accounted for the investment at fair value through profit or loss.

As at July 31, 2021, the fair value of the shares was $775,966 (October 31, 2020 - $585,035), based upon the publicly quoted price of PBIC shares. During the nine months ended July 31, 2021, the Company recorded an unrealized gain on the shares in the amount of $133,241 (2020 – loss of $558,223) and foreign currency translation gain of $57,690 (2020 – foreign currency translation loss of $4,282).

7.	Business combinations

7.1	Golden Harvests, LLC (“Golden Harvests”)

In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the nine months ended July 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021, and we expect to exercise our option to acquire 87% of Canopy around near the end of calendar year 2021 or early 2022, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest.

Pg 12 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

On May 1, 2021, the Company acquired Golden Harvests, a United States company based in Michigan specialized in the cultivation and wholesale of adult use and recreational flower. The Company acquired Golden Harvests by exercising an option to acquire a controlling 60% interest in Golden Harvests.

The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these Financial Statements included cash payments of $374,537 and 200,000 common shares with an aggregate fair value of $35,806.

Total consideration	Common shares	$
Cash paid	--	485,000
Cash payable	--	364,537
Common shares issued	825,000	122,376
Common shares issuable	200,000	35,806
Total	1,025,000	1,007,719

Net identifiable assets acquired (liabilities assumed)	$
Cash	386,128
Accounts receivable	155,067
Prepaids and other current assets	91,464
Intangible asset: grow licenses	154,000
Biological assets	477,672
Inventory	309,439
Property, plant, and equipment	1,311,917
2,885,687
Accounts payable and accrued liabilities	(542,630)
Notes payable	(227,056)
Lease liabilities	(564,309)
Income taxes	(117,500)
Net identifiable assets acquired	1,434,192

Net cash acquired for the nine months ended July 31, 2021, was $76,128, which is acquired cash of $386,128 net of payments of $310,000.

Purchase price allocation	$
Net identifiable assets acquired	1,434,192
Goodwill	245,339
1,679,531
Purchase consideration (60% controlling interest)	1,007,719

Pg 13 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Net cash flows	Prior to November 1, 2020	Nine months ended July 31, 2021	Future payments	Total
Cash consideration paid prior to October 31, 2020	(165,000)			(165,000)
Cash consideration paid after November 1, 2020		(310,000)		(310,000)
Cash acquired		386,128		386,128
	(165,000)	76,128	-	(88,872)
Future cash payments			(374,537)	(374,537)
Net cash flows during the three months ended July 31, 2021				-
Net cash flows upon completion of all payments	(165,000)	76,128	(374,537)	(463,409)

Goodwill arising from the acquisition represents expected synergies, future income growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

Management continues to gather relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

For the nine months ended July 31, 2021, Golden Harvests accounted for $3.0 million in revenue and $0.5 million in reduction to net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $4.3 million in revenues and reduction to net loss of $0.9 million.

Pg 14 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

8.	Other investments

8.1	Investment in assets sold by High Street Capital Partners, LLC (“HSCP”)

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations (the “HSCP Transaction”) of HSCP, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals, not to exceed 18 months from the date of the agreement evidencing the HSCP Transaction. The Company also executed a management services agreement with HSCP (“HSCP MSA”), pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company will own all production from the growing assets derived from the growing operations of HSCP, and the Company will operate the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company has no involvement with the retail operations contemplated in the agreement until the HSCP Transaction is completed.

During the nine months ended July 31, 2021, the Company paid $750,000 towards the total consideration of $3,000,000 under the HSCP Transaction.

9.	Accrued Liabilities

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2020 and 2019:

	CEO	Trade Vendors	Total
Balance at October 31, 2019	$180,799	-	$180,799
Amounts deferred	45,000	241,255	286,255
Amounts settled	-	(77,238)	(77,238)
Balance at October 31, 2020	$225,799	164,017	$389,816
Amounts settled	(162,899)	(103,504)	(266,403)
Balance at July 31, 2021	$62,900	60,513	$123,413

Pg 15 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

10.	Leases

The following is a continuity schedule of lease liabilities.

Lease liabilities	July 31, 2021	October 31, 2020
Balance - beginning	$116,907	$142,205
Adoption of IFRS 16	-	276,431
Additions	1,601,431	68,035
Disposals	(18,513)	-
Interest expense on lease liabilities	80,787	65,433
Payments	(341,592)	(435,197)
Balance - ending	$1,439,020	$116,907
Current portion	386,941	100,277
Non-current portion	1,052,079	16,630

Lease additions during the nine months ended July 31, 2021, included right-of-use property rental agreements totaling approximately $1.4 million, resulting from a property lease acquired (Note 7); a new lease agreement for an outdoor farm; and management’s assessment that operations were reasonably certain to continue for longer durations at ongoing locations.

Pg 16 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

11.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Construction in Progress	Leasehold Improvements	Right-of-use Assets	Total
COST
Balance - October 31, 2019	$55,960	$156,781	$476,783	$1,238,680	$358,608	$2,286,812
Additions	1,031	215,030	90,342	251,355	344,466	902,224
Transfers	(2,061)	2,061	(512,719)	512,719	-	-
Disposals	(39,764)	(17,350)	(9,331)	(947)	-	(67,392)
Balance - October 31, 2020	$15,166	$356,522	$45,075	$2,001,807	$703,074	$3,121,644
Additions	979	108,788	-	2,343,023	1,617,287	4,070,077
Transfers	-	-	(45,075)	45,075	-	-
Disposals	-	(14,453)	-	(1,727)	(43,490)	(59,670)
Balance - July 31, 2021	$16,145	$450,857	$-	$4,388,178	$2,276,871	$7,132,051
ACCUMULATED AMORTIZATION
Balance - October 31, 2019	$19,701	$37,016	$-	$638,629	$126,549	$821,895
Amortization for the period	6,360	41,397	-	810,619	305,365	1,163,741
Transfers	(2,405)	2,405	-	-	-	-
Disposals	(8,490)	(7,301)	-	-	-	(15,791)
Balance - October 31, 2020	$15,166	$73,517	$-	$1,449,248	$431,914	$1,969,845
Amortization for the period	979	48,127	-	424,427	265,161	738,694
Disposals	-	(7,517)	-	(698)	(25,369)	(33,584)
Balance – July 31, 2021	$16,145	$114,127	$-	$1,872,977	$671,706	$2,674,955
NET BOOK VALUE
As at October 31, 2020	$-	$283,005	$45,075	$552,559	$271,160	$1,151,799
As at July 31, 2021	$-	$336,730	$-	$2,515,201	$1,605,165	$4,457,096

For the nine months ended July 31, 2021, amortization capitalized was $604,383 (2020 - $559,572) and expensed amortization was $134,311 (2020 - $173,687).

Pg 17 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

12.	Intangible assets and goodwill

Indefinite lived intangible assets and goodwill	Cost ($)
Grower licenses	154,000
Goodwill	245,338
399,338

The Company’s intangible assets include grower licenses and goodwill acquired during the three months ended July 31, 2021 (Note 7). Net amortizable intangible assets of $4,997 at October 31, 2020, included the cost of the Company’s website of $7,997 less accumulated amortization of $3,000.

13.	Long-term Debt

Transactions related to the Company’s long-term debt for the nine months ended July 31, 2021 include the following:

Movement in long-term debt	$
Balance - October 31, 2019	150,000
Additions (Notes 13.6, 13.7)	615,000
Interest accretion	260,940
Payments	(226,126)
Balance - October 31, 2020	799,814
Additions (Notes 13.1, 13.2, 13.3, 13.4, 13.5)	852,056
Interest accretion	417,625
Reclassification to acquisition consideration payable (Note 7)	(100,000)
Payments	(371,040)
Balance - July 31, 2021	1,598,455
Current portion	490,921
Non-current portion	1,107,534

13.1	On November 23, 2020, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

13.2	On December 2, 2020, debt was issued by Grown Rogue Gardens, LLC with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended.

13.3	On January 27, 2021, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

Pg 18 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

13.4	On February 4, 2021, a note payable for $100,000 was issued to satisfy a milestone payment due to the seller of Golden Harvests. The note is payable 12 months from the issue date and accrues interest at $2,000 per month. This note payable was reclassified to acquisition consideration payable during the nine months ended July 31, 2021.

13.5	On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 7) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%.

Accrued interest payable on long-term debt at July 31, 2021 was $10,000 (October 31, 2020 - $9,367).

Transactions related to the Company’s long-term debt for the year ended October 31, 2020, include the following:

13.6	On December 5, 2019, debt was issued with a principal amount of $15,000, with simple interest accrued at a rate of 60% per annum and a maturity of 60 days. On February 18, 2020, all principal and interest was repaid. This amount was owed to the CEO of the Company.

13.7	Debt issuance by GR Michigan, LLC

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000 (the "Michigan Debt"). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested based upon cash sales receipts of Golden Harvests (the "Royalty"). The Royalty commences on the date that repayments equal to principal have been made and continues for a period of two years. The Royalty maximum is two times the amount of principal invested, and the Royalty minimum is equal to the principal loaned; the Company expects to pay the Royalty maximum by July 2023. The Company has the right, but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method. Interest accreted during the nine months ended July 31, 2021 was $346,171 (year ended October 31, 2020 - $260,940), calculated using an effective interest rate of approximately 73%. During the nine months ended July 31, 2021 $329,371 was repaid against this debt (year ended October 31, 2020 - $75,126).

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000 was loaned by a director of the Company.

Pg 19 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

14.	Convertible Debentures

Movements in Convertible Debentures
Balance - October 31, 2019	$1,995,609
Conversion to common shares	(37,733)
Interest accretion	246,015
Deemed extinguishment	(2,147,550)
Effects of foreign exchange	(56,341)
Balance after deemed extinguishment	$-
Deemed re-issuance	2,464,241
Fair value of derivative liability	(787,264)
Conversion to common shares	(75,130)
Interest accretion	146,964
Payments	(44,138)
Effects of foreign exchange	35,005
Balance - October 31, 2020	$1,739,678
Interest accretion	510,678
Conversion to common shares (Note 14.1)	(1,042,951)
Payments	(1,312,722)
Effects of foreign exchange	105,317
Balance – July 31, 2021	$-

Transactions related to the Company's convertible debentures for the nine months ended July 31, 2021, and the year ended October 31, 2020, include the following:

14.1	During the nine months ended July 31, 2021, holders converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares.

14.2	The derivative liability component of the convertible debentures was remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value after full settlement of the convertible debentures, was $Nil (October 31, 2020 - $583,390), and the unrealized loss from remeasurement for the nine months ended July 31, 2021 was $1,258,996 (2020 - $Nil). The Black-Scholes pricing model assumptions used in the valuations during the nine months ended July 31, 2021, were as follows:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	0.14%
○	Expected life	0.6 years
○	Expected volatility	94%

15.	Share Capital and subscriptions payable

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the nine months ended July 31, 2021, the following share transactions occurred:

15.1	The Company issued 534,294 common shares with a fair value of $95,294 for employment compensation, director services and consulting services.

Pg 20 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

15.2	On February 5, 2021, the Company closed a non-brokered private placement of an aggregate total of 10,231,784 common shares with a fair value of $1,225,000. The private placement was raised in two tranches. In the first tranche, 2,031,784 common shares were issued for proceeds of $200,000. In the second tranche, 8,200,000 common shares and 8,200,000 warrants to purchase one common share were issued for proceeds of $1,025,000. All proceeds of the private placement were allocated to share capital, and costs of $15,148 incurred for this private placement were allocated to share capital.

15.3	The Company issued 25,000 shares with a fair value of $2,103 in order to extend an option payment as part of the Company’s acquisition of Golden Harvests (Note 7).

15.4	On January 14, 2021, the Company agreed to issue 400,000 shares with a fair value of $36,310 to a lender of Golden Harvests to support Golden Harvests’ business development.

15.5	The Company issued 600,000 common shares with an aggregate fair value of $107,461 to make payments towards the acquisition of Golden Harvests (Note 7). Of the 600,000 common shares issued, 200,000 common shares were issued to satisfy a milestone payment; 200,000 common shares were issued to satisfy a milestone payment; and 200,000 common shares were issued to extend the due date of a milestone payment.

15.6	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

Each Special Warrant was to be deemed exercised on the date that was the earlier of: (i) the date that was three (3) days following the date on which the Company obtained receipt from the Securities Commissions for the Qualifying Prospectus underlying the Special Warrants and (ii) July 6, 2021. The Company obtained receipt for the Qualifying Prospectus on April 26, 2021. Accordingly, on April 30, 2021, the Company issued 23,162,579 Units, comprised of 23,162,579 common shares and 23,162,579 warrants to purchase one common share. The warrants entitle the holder to purchase one common share at an exercise price of CAD$0.30 for a period of two years.

Proceeds of $3,738,564 and expenses of $444,396 were allocated to share capital; also allocated to share capital were the expenses for fair value of Agent Warrants (Note 16) of $210,278.

15.7	During the nine months ended July 31, 2021, holders of convertible debentures (Note 14) converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with an aggregate fair value of $916,290. The value of derivative liabilities settled with the conversions allocated to equity was $1,833,731.

Pg 21 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

During the nine months ended July 31, 2020, the following share transactions occurred:

15.8	The Company issued 15,000,000 common shares to Cannabis Growth Opportunity Corporation ("CGOC") with an aggregate fair value of $733,434 pursuant to a private placement agreement with CGOC.

In addition, CGOC and the Company entered into subscriptions agreements to exchange each other’s shares (the "Share Swap”). In connection with the Share Swap agreement, the Company issued 15,000,000 common shares resulting in an aggregate fair value of $1,121,848. Issuance costs of $11,508 were recognized in share capital and $5,083 in contributed surplus.

15.9	As employee compensation, the Company issued 684,386 shares to employees with an estimated fair value of $55,106.

15.10	As consideration for services provided, the Company issued 2,300,000 common shares with an estimated fair value of $163,543.

15.11	Issuance of 200,000 common shares, with an estimated fair value of $12,812, issued to the owner of GH.

15.12	As consideration for notes payable, 353,095 common shares issued with estimated fair value of $47,479. Of the 353,09 shares, 238,095 represented convertible debt principal converted into common shares with a value of $37,733 (CAD$50,000) and 115,000 shares, with a value of $9,746, represented consideration for long-term debt.

Pg 22 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

16.	Warrants

The following table summarizes the warrant activities for the nine months ended July 31, 2021:

	Number	Weighted Average Exercise Price
Balance - October 31, 2019	27,584,605	0.53
Issued pursuant to private placement	5,000,000	0.13
Issued pursuant to private placement	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debentures	(6,818,182)	0.55
Issuance of new warrants associated with convertible debentures	6,818,182	0.16
Consideration warrants for convertible debenture maturity extension	1,590,909	0.16
Balance - October 31, 2020	44,158,331	0.33
Issuance pursuant to private placement (Note 15.2)	8,200,000	0.20
Issuance pursuant to the Offering (Note 15.6)	23,162,579	0.30
Expiration of broker warrants	(757,125)	0.44
Expiration of warrants	(17,843,998)	0.55
Balance – July 31, 2021	56,919,787	0.22

As at July 31, 2021, the following warrants were issued and outstanding:

		Remaining contractual
Exercise price (CAD$)	Warrants outstanding	life (years)	Expiry date
$0.16	8,409,091	0.3	November 1, 2021
0.13	5,000,000	0.5	February 10, 2022
0.13	10,000,000	0.8	May 15, 2022
0.20	8,200,000	1.5	February 5, 2023
0.30	23,162,579	1.6	March 5, 2023
0.44	2,148,117	1.9	June 28, 2023
$0.22	56,919,787	1.2

16.1	Agent Warrants

On March 5, 2021, in connection with the Offering described at Note 15.6, as consideration for the services rendered by the agent (the “Agent”), the Company issued to the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the “Agent Warrants.”

Pg 23 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a "Compensation Warrant"). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at July 31, 2021.

Exercise price (CAD$)	Agent Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.225	1,241,258	1.8	March 5, 2023

The fair value of the Agent Warrants of $210,278 was allocated to share capital. The Black-Scholes pricing assumptions used in the valuation of the Agent Warrants were as follows:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	0.92%
○	Expected life of Agent Warrant	2 years
○	Expected life of underlying warrant	1.99 years
○	Expected volatility	100%

17.	Stock Options

The following table summarizes the stock option movements for the nine months ended July 31, 2021:

	Number	Exercise price (CAD$)
Balance - October 31, 2019	650,000	0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	3,085,000	0.20
Forfeitures by service providers	(30,000)	0.15
Forfeitures by employees	(950,000)	0.20
Balance – July 31, 2021	5,825,000	0.20

17.1	During the nine months ended July 31, 2021, 3,085,000 options were granted (2020 – 3,575,000) to employees.

The fair value of the options granted during the nine months ended July 31, 2021, was approximately $279,127 (CAD$343,034) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	0.55%
○	Expected life	4.0 years
○	Expected volatility	98%

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The vesting terms of options granted during the nine months ended July 31, 2021 are set out in the table below:

Number granted	Vesting terms
500,000	½ on grant date, ½ on first anniversary of grant date
1,000,000	½ on grant date, ½ seven months after grant date
500,000	½ six months after grant date, ½ on first anniversary of grant date
450,000	⅓ on each anniversary of grant date
400,000	½ on first anniversary of grant date, ½ of anniversary of grant date
235,000	On first anniversary of grant date
3,085,000

As at July 31, 2021 the following stock options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
$0.44	500,000	500,000	0.4	January 2022
0.15	2,240,000	1,950,000	2.9	July 2024
0.15	200,000	-	3.3	November 2024
0.15	500,000	250,000	3.3	December 2024
0.28	1,085,000	-	3.8	April 2025
0.16	1,300,000	500,000	3.8	May 2025
0.20	5,825,000	3,200,000	3.1

18.	Changes in Non-Cash Working Capital

The changes to the Company's non-cash working capital for the nine months ended July 31, 2021 and 2020 are as follows:

Nine months ended July 31,	2021	2020
Accounts receivable	$(315,570)	$(134,793)
Inventory & biological assets	(714,535)	383,283
Prepaid expenses and other assets	(149,486)	64,180
Accounts payable and accrued liabilities	(674,194)	(181,245)
Interest payable	633	(32,728)
Unearned revenue	8,000	(35,000)
Total	$(1,845,152)	$63,697

19.	Supplemental Cash Flow Disclosure

Nine months ended July 31,	2021	2020
Interest paid	$80,200	$157,199
Fair value of common shares issued & issuable for services	95,294	218,649
Fair value of common shares issued to GH	109,564	-
Fair value of common shares issued to GH creditor	36,310	-
Right-of-use assets acquired through leases (Note 11)	1,617,287	68,035
Conversion of debenture into common shares	916,290	37,733
Derivative liability recognized as contributed surplus upon debenture conversion	1,833,731	-

Pg 25 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

20.	Related Party Transactions

During the nine months ended July 31, 2021, the Company incurred the following related party transactions:

20.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company's President and CEO. The lease was extended during the nine months ended July 31, 2021, with a term through December 31, 2025. Lease charges of $55,000 were incurred for the nine months ended July 31, 2021 (2020 - $57,500). The Company has $Nil (October 31, 2020 - $45,000) owing under this lease at July 31, 2021 from deferred payments previously reported as non-current liabilities. The lease liability balance for Trail at July 31, 2021, was $253,680 (October 31, 2020 - $12,532). Also during the nine months ended July 31, 2021, the CEO leased equipment to the Company, which had a balance due of $38,775 at July 31, 2021. Payments of $10,173 were made against the equipment leases during the nine months ended July 31, 2021. Leases liabilities payable to the CEO were $303,612 in aggregate at July 31, 2021 (October 31, 2020 - $39,479).

The CEO earns a royalty of 2.5% of sales of flower produced at Trail. This royalty terminates upon the final sale of flower from Trail which was planted during the year ended October 31, 2020. The CEO earned royalties of $18,215 during the nine months ended July 31, 2021 (2020 - $17,859).

The Company settled a total of $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021 (Note 15.2).

20.2	The Company incurred expenses of $43,020 (2020 - $48,500) for services provided by the spouse of the CEO. At July 31, 2021, accounts and accrued liabilities payable to this individual were $1,746 (October 31, 2020 - $1,946). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

20.3	Key management personnel consists of the President and CEO; the former Chief Strategy Officer; the CFO of GR Unlimited; the former Chief Market Officer (“CMO”); the Chief Operating Officer (“COO”)*; the Chief Accounting Officer (“CAO”); and the CFO of the Company. The compensation to key management is presented in the following table:

Nine months ended July 31,	2021	2020
Salaries and consulting fees	$508,503	$359,000
Share-based compensation	71,000	46,000
Stock option expense	75,571	78,028
Total	$655,074	$483,028

*	COO was appointed subsequent to April 30, 2021 and was paid & compensated prior to appointment; compensation for the nine months ended July 31, 2021, is included in the table above for comparability to past & ongoing expenses.

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the CMO; and 250,000 options to the CAO. During the nine months ended July 31, 2021, 500,000 options were granted to the COO.

Compensation to directors during the nine months ended July 31, 2021, included common share issuances of 100,908 common shares with a fair value of $14,187 (2020 – 1,200,000 common shares with a fair value of $82,094) and fees of $13,500 (2020 - $13,500).

Accounts payable and accrued liabilities due to key management at July 31, 2021, totaled $210,475 (October 31, 2020 - $441,424), including the accrued liabilities described at Note 9.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

20.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	CFO of GR Unlimited LLC	Director	COO	Total
Balance - October 31, 2019	$-	-	-	-	$-
Borrowed	50,000	100,000	150,000	-	300,000
Interest	21,745	43,491	65,236	-	130,472
Payments	(10,252)	(20,504)	(30,756)	-	(61,512)
Balance - October 31, 2020	$61,493	122,987	184,480	-	$368,960
Borrowed	-	-	-	150,000	150,000
Interest	28,848	57,695	86,543	10,000	183,086
Payments	(23,456)	(46,912)	(70,368)	-	(140,736)
Balance – July 31, 2021	$66,885	133,770	200,655	160,000	$561,310

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 25.2). These parties, except the CEO, obtained the same interests in Canopy Management, LLC; the CEO obtained 92.5% of Canopy Management (Note 25.3).

20.5	On November 23, 2020, a director purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC (Note 25.4) for $250,000, out of the total of 11.875 such units issued during the nine months ended July 31, 2021. On April 30, 2021, the Company purchased these units for consideration of 1,953,125 common shares with a fair value of $349,809.

20.6	Related party subscriptions to February 5, 2021, non-brokered private placement

The following table sets out related party subscriptions to the February 5, 2021, non-brokered private placement described at Note 15.2.

	Subscription amount ($)	Shares	Warrants
Chief Operating Officer	125,000	1,000,000	1,000,000
Chief Financial Officer of GR Unlimited	250,000	2,000,000	2,000,000
Chief Executive Officer	200,000	1,600,000	1,600,000
PBIC	250,000	2,000,000	2,000,000
Total	$825,000	6,600,000	6,600,000

20.7	On March 5, 2021, under the Offering (Note 15.6), PBIC invested proceeds of $394,546 which resulted in the issuance to PBIC of 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years.

Pg 27 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

21.	Financial Instruments

21.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

21.1.1	Interest Rate Risk

At July 31, 2021, the Company's exposure to interest rate risk relates to long-term debt and finance lease obligations; each of these items bears interest at a fixed rate.

21.1.2	Currency Risk

As at July 31, 2021, the Company had accounts payable and accrued liabilities of CAD$310,154. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

21.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, and other receivables represent the Company's maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	July 31, 2021	October 31, 2020
Cash	$663,807	$217,788
Accounts Receivable	642,758	172,121
Total	$1,306,565	$389,909

The allowance for doubtful accounts at July 31, 2021 was $23,496 (October 31, 2020 - $7,425).

As at July 31, 2021 and October 31, 2020, the Company's trade accounts receivable and other receivable were aged as follows:

	July 31, 2021	October 31, 2020
Current	120,635	59,235
1-30 days	436,847	49,204
31 days-older	10,321	3,500
Total trade accounts receivable	$567,803	$119,939
Other receivables	74,955	60,182
Total accounts receivable	$642,758	$172,121

Pg 28 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

21.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At July 31, 2021, the Company’s working capital accounts were as follows:

	July 31, 2021	October 31, 2020
Cash	$663,807	$217,788
Current assets excluding cash	3,951,434	1,616,987
Total current assets	4,615,241	1,834,775
Current liabilities	(2,765,387)	(1,799,104)
Working capital (deficit)	$1,849,854	$35,671

The contractual maturities of the Company's liabilities occur over the next three years as follows:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$1,387,488	$123,413
Lease liabilities	386,941	1,052,079
Debt	490,921	1,107,534
Business acquisition consideration payable	364,537	-
Interest payable	10,000	-
Unearned revenue	8,000	-
Income Tax	117,500	-
Total	$2,765,387	$2,283,026

21.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

21.5	Fair Value Hierarchy

A number of the Company's accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Pg 29 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at July 31, 2021 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$663,807	$-
Accounts receivable	Level 2	642,758	-
Marketable securities	Level 1	-	775,966

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,510,901	$-
Debt	Level 2	1,598,455	-
Interest payable	Level 2	10,000	-
Business acquisition consideration payable	Level 2	364,537

During the nine months ended July 31, 2021 there were no transfers of amounts between levels.

22.	General and Administrative Expenses

General and administrative expenses for the three and nine months ended July 31, 2021 and 2020 are as follows:

	Three months ended July 31,		Nine months ended July 31,
	2021	2020	2021	2020
Office, banking, travel, and overheads	$455,371	$90,515	$777,630	$307,428
Professional services	159,746	75,553	542,675	417,124
Salaries and benefits	601,863	383,282	1,339,333	1,089,767
Total	$1,216,980	$549,350	$2,659,638	$1,814,319

23.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

○	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.
○	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and
○	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company's principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

Pg 30 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

24.	Segment Reporting

Geographical information relating to the Company's activities is as follows:

Revenue – nine months ended July 31,	2021	2020
United States	$5,618,598	$3,182,902
Canada	-	-
Total	$5,618,598	$3,182,902

Non-current assets as at:	July 31, 2021	October 31, 2020
United States (1)	$6,382,400	$1,929,643
Canada	-	-
Total	$6,264,901	$1,929,643

(1) Includes: plant and equipment

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended July 31, 2021, one major customer accounted for 15% of revenues (2020 – two major customers accounted for 43% of annual revenues). During the nine months ended July 31, 2021, one major customer accounted for 16% of revenues (2020 – three major customers accounted for 49% of sales).

25.	Non-controlling Interests

The changes to the non-controlling interest for the nine months ended July 31, 2021 and the year ended October 31, 2020 are as follows:

	July 31, 2021	October 31, 2020
Balance, beginning of period	$(33,383)	$19,538
Elimination of GRD Cali, LLC non-controlling interest	-	22,128
Non-controlling interest's 40% share of GRD Cali, LLC	-	(36,366)
Non-controlling interest's 40% share of Idalia, LLC	(4,092)	(129)
Non-controlling interest's 13% share of GR Michigan, LLC	5,743	(38,554)
Non-controlling interest's 100% share of Canopy Management, LLC	942,876	-
Balance, end of period	$911,144	$(33,383)

25.1	Non-controlling interest in Idalia, LLC

The following is summarized financial information for Idalia, LLC:

	July 31, 2021	October 31, 2020
Non-current assets	$-	$10,230
Net loss for the period	8,720	322

Pg 31 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

25.2	Non-controlling interest in GR Michigan, LLC (“GR Michigan”):

	July 31, 2021	October 31, 2020
Current assets	$1,753	$74,961
Non-current assets	-	603,895
Current liabilities	-	489,266
Non-current liabilities	-	68,994
Net loss for the period	48,867	296,570

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 20.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

25.3	Non-controlling interest in Canopy Management, LLC

	July 31, 2021	October 31, 2020
Current assets	$1,593,226	$-
Non-current assets	3,357,488	-
Current liabilities	1,190,944	-
Non-current liabilities	1,152,873	-
Net income for the period	583,997	-

Ninety-six percent (96%) of Canopy is owned by officers and directors of the Company, and four percent (4%) is owned by a third party. Ownership by officers and directors, excluding the CEO, is pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 25.2), which total 3.5%. The CEO owns 92.5% of Canopy, noting that this analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which is equal to the Company’s ownership of GR Michigan of 87%. After the Company executes its option to acquire Canopy, the Company’s ownership of Canopy will be the same as its ownership of GR Michigan.

25.4	Non-controlling interest in Grown Rogue Distribution, LLC

During the nine months ended July 31, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. After the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the 11.875 GR Distribution units issued, 6.25 were issued to a director of the Company, for proceeds of $250,000. On April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was a 100% owned subsidiary.

26.	Subsequent Events

26.1	On August 16, 2021, the Company, through its subsidiary Golden Harvests, executed an agreement to form a joint venture with Pure Extracts Technologies Corp. (“Pure Extracts”) to expand Grown Rogue’s product offering and bring Pure Extracts’ portfolio of products to Michigan. The joint venture will be owned 50% by Golden Harvests and 50% by Pure Extracts.

Pg 32 of 33

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Pure Extracts will obtain a 50% interest in the joint venture, following certain regulatory approvals, by contributing processing equipment with an approximate fair value of $515,000, and an allowance for fixtures and equipment of approximately $110,000, to Golden Harvests.

Until such time as the necessary regulatory approvals are obtained, the processing equipment is leased to Golden Harvests. The lease term commences August 16, 2021, and terminates on the earlier of (a) immediately upon the date of certain regulatory approval for change of ownership of the joint venture (the “Closing Date”); (b) if the Closing Date does not occur, in which case the equipment will be returned to Pure Extracts; or (c) default by Golden Harvests against the lease, including failure to make lease payments or fail to perform material terms of the lease agreement. The monthly payment under the lease is $4,292, to commence in the month in which the equipment is delivered, and only payable if the business has profits from which to make payments. When the Closing Date occurs, the leased equipment will be contributed to the joint venture by Pure Extracts and the lease agreement will terminate.

26.2	On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which is to be fully advanced by September 30, 2021. This note matures on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms of the note require the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage will be determined by dividing 2,000 by the total volume of pounds of the Harvest. A portion of these payments will be used to pay down the outstanding principal on a monthly basis. The note will automatically terminate when the full amount of any outstanding principal plus the applicable participation payments are paid prior to the maturity date. Should the participation payments fully repay the principal amount prior to the maturity date then the note will automatically terminate. The note bears no stated rate of interest, and in the event of default, the note will bear interest at 15% per annum.

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